Brookfield

2024

Brookfield Renewable Partners L.P.

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis
For the three months ended March 31, 2024
This Management’s Discussion and Analysis for the three months ended March 31, 2024 is provided as of May 3, 2024. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2024 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	21
Part 2 – Financial Performance Review on Consolidated Information	5	Consolidated statements of cash flows	22
		Shares and units outstanding	23
		Dividends and distributions	24
Part 3 – Additional Consolidated Financial Information	6	Contractual obligations	24
Summary consolidated statements of financial position	6	Supplemental guarantor financial information	24
Related party transactions	6	Off-statement of financial position arrangements	25
Equity	9
		Part 6 – Selected Quarterly Information	26
Part 4 – Financial Performance Review on Proportionate Information	11	Summary of historical quarterly results	26

Proportionate results for the three months ended March 31	11	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	27
Reconciliation of non-IFRS measures	15
Contract profile	18	Part 8 – Presentation to Stakeholders and Performance Measurement	29

Part 5 – Liquidity and Capital Resources	19	Part 9 – Cautionary Statements	33
Capitalization and available liquidity	19
Borrowings	20

PART 1 – Q1 2024 HIGHLIGHTS

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2024	2023
Select financial information
Revenues	$1,492	$1,331
Net loss attributable to Unitholders(1)	(120)	(32)
Basic and diluted loss per LP unit(2)	(0.23)	(0.09)
Proportionate Adjusted EBITDA(3)	575	559
Funds From Operations(3)	296	275
Funds From Operations per Unit(3)(4)	0.45	0.43
Distribution per LP unit	0.36	0.34

Operational information
Capacity (MW)	33,640	25,718
Total generation (GWh)
Long-term average generation	22,513	17,550
Actual generation	20,300	19,030

Proportionate generation (GWh)
Actual generation	8,461	8,240
(1)Includes $67 million loss attributed to Limited Partner equity, $41 million loss attributed to BEPC exchangeable shares, $45 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $33 million income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three months ended March 31, 2024 were 286.8 million (2023: 275.4 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three months ended March 31, 2024 were 664.9 million (2023: 646.0 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2024	December 31, 2023
Liquidity and Capital Resources
Available liquidity	$4,437	$4,121
Debt to capitalization – Corporate	14%	12%
Debt to capitalization – Consolidated	40%	40%
Non-recourse borrowings – Consolidated	90%	91%
Fixed rate debt exposure on a proportionate basis(1)	95%	96%
Corporate borrowings
Average debt term to maturity	12 years	10 years
Average interest rate	4.4%	4.3%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	12 years
Average interest rate	5.4%	5.4%
(1)Total floating rate exposure is 12% (2023: 12%) of which 7% (2023: 8%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

Operations
Funds From Operations of $296 million or $0.45 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and roughly 4,200 MW of new development projects reaching commercial operation in the past 12 months;
•Strong realized prices across most of our fleet; and
•High asset availability across our portfolio
After deducting non-cash depreciation, foreign exchange and derivative gains or loss and other, net loss attributable to Unitholders for the three months ended March 31, 2024 was $120 million.
We continued to focus on being the partner of choice to procure power
•Signed a landmark renewable energy framework agreement with Microsoft, furthering our strategic partnership, where we expect to deliver them over 10,500 MW of new renewable energy capacity in the U.S. and Europe between 2026 and 2030
◦The first of its kind agreement, which is almost eight times larger than the largest single corporate PPA ever signed, will assist Microsoft’s data center growth and support its investment in AI powered cloud services
◦The agreement positions us well to deliver over 7,000 MW of new capacity annually through the end of the decade
◦There are further opportunities to partner with Microsoft, with whom we are already set to deliver almost 1,000 MW of projects through 2025
◦The agreement includes provisions to increase its scope to deliver additional renewable energy capacity within the U.S. and Europe, and beyond to Asia-Pacific, India and Latin America
•Advanced commercial priorities, including securing contracts to deliver an incremental ~5,200 gigawatt hours per year in addition to the announced partnership with Microsoft
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continue to differentiate our business and enable us to opportunistically invest when capital becomes scarce
•Our financial position remains strong, with $4.4 billion of available liquidity enabling us to deploy significant capital into growth
•During the quarter we further strengthened our balance sheet executing almost $6 billion in financings
•In-line with our strategy to incrementally issue corporate debt as our cash flows grow, we issued C$400 million 30-year medium-term notes at 5.3% and meaningfully extended our debt maturity profile
•Issued $150 million of fixed rate perpetual notes, with proceeds being used to refinance outstanding preferred shares that were scheduled to reset in April. The newly issued notes are 70 bps cheaper than the reset rate of the outstanding preferred shares we redeemed, saving us almost $5 million over the next five years
•Progressed asset recycling activities that are expected to generate almost $3 billion of proceeds (~$1.3 billion net to Brookfield Renewable) at attractive returns
Growth and Development
We advanced several growth initiatives during the quarter that when closed will add operating capacity and near-term growth to our development pipeline and based on our current deal pipeline we are optimistic that our capital deployment will accelerate throughout the rest of the year
Continued to progress development activities during the quarter and expect to bring on ~7,000 megawatts of new renewable capacity this year
Considering public market conditions and our strong conviction in the intrinsic value of our business, we allocated capital to repurchase our units in the quarter. In the last nine months, we repurchased over 4 million units under our normal course issuer bid

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenues	$1,492	$1,331
Direct operating costs	(634)	(401)
Management service costs	(45)	(57)
Interest expense	(476)	(394)
Depreciation	(502)	(429)
Income tax expense	(14)	(24)
Net income (loss)	$(70)	$177
	Average FX rates to USD
C$	1.35	1.35
	€0.92	0.93
R$	4.95	5.19
COP	3,915	4,762
Variance Analysis For The Three Months Ended March 31, 2024
Revenues totaling $1,492 million represents an increase of $161 million over the same period in the prior year due to the growth of our business, strong realized prices across most markets and high asset availability. Recently acquired and commissioned facilities contributed 4,082 GWh of generation and $231 million to revenues, which was partly offset by our recently completed asset sales that reduced generation by 588 GWh and revenues by $42 million. On a same store, constant currency basis, revenue decreased by $95 million as the benefits from higher realized prices across most markets on the back of inflation escalation and commercial initiatives were offset by lower resources at our Colombian hydro assets as the prior year benefited from above LTA conditions and lower average revenue per MWh at our European wind and solar portfolio as a result of adjustments to the regulated price earned in Spain that decreased revenues but has no impact on the value of the asset given the regulatory construct.
The weakening of the U.S. dollar relative to the same period in the prior year across most currencies increased revenues by $67 million, which was partly offset by a $49 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $634 million represents an increase of $233 million over the same period in the prior year primarily due to additional costs from our recently acquired and commissioned facilities including the growth of our business, higher power purchases in Colombia, which are passed through to consumers and the above noted weakening of the U.S. dollar, which were partially offset by our recently completed asset sales.
Management service costs totaling $45 million represents a decrease of $12 million over the same period in the prior year.
Interest expense totaling $476 million represents an increase of $82 million over the same period in the prior year due to financing initiatives to fund growth.
Depreciation expense totaling $502 million represents an increase of $73 million over the same period in the prior year due to the growth of our business and the weakening of the U.S. dollar relative to prior year.
Net loss totaling $70 million represents a decrease of $247 million over the prior year primarily due to the above noted items.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2024	December 31, 2023
Assets held for sale	$256	$—
Current assets	4,050	4,610
Equity-accounted investments	2,484	2,546
Property, plant and equipment, at fair value	63,527	64,005
Total assets	75,110	76,128
Liabilities directly associated with assets held for sale	98	—
Corporate borrowings	3,545	2,833
Non-recourse borrowings	25,579	26,869
Deferred income tax liabilities	7,091	7,174
Total liabilities and equity	75,110	76,128
	Spot FX rates to USD
C$	1.35	1.33
	€0.93	0.91
R$	5.00	4.84
COP	3,842	3,822
Property, plant and equipment
Property, plant and equipment totaled $63.5 billion as at March 31, 2024 compared to $64.0 billion as at December 31, 2023, representing a decrease of $0.5 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $0.8 billion. The increase was offset by $0.3 billion of property, plant and equipment being classified as held for sale, the strengthening of the U.S. dollar versus most currencies that decreased property, plant and equipment by $0.4 billion, and depreciation expense of $0.5 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $256 million and $98 million, respectively, as at March 31, 2024 compared to nil and nil, respectively, as at December 31, 2023.
As at March 31, 2024, assets held for sale includes a 67 MW portfolio of wind assets in the United Kingdom and a 85 MW portfolio of biomass facilities in Brazil.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at March 31, 2024 (December 31, 2023: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three months ended March 31, 2024 totaled nil (2023: nil, respectively).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 28 - Related party transactions in Brookfield Renewable’s December 31, 2023 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2024	2023
Revenues
Power purchase and revenue agreements	$16	$44

Direct operating costs
Energy marketing fee and other services	(7)	(1)

Interest expense
Borrowings	$(9)	$(7)
Contract balance accretion	(8)	(8)
	$(17)	$(15)

Other
Distribution income	$2	$1
Other related party services	$1	$—
Financial instrument gain/loss	$2	$5

Management service costs	$(45)	$(57)

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2024	December 31, 2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$63	$61
Due from related parties
Amounts due from	Brookfield(1)	209	1,386
	Equity-accounted investments and other	39	57
		248	1,443
Non-current assets
Financial instrument assets	Brookfield	172	170

Other long-term assets
Contract asset	Brookfield	297	314

Amounts due from	Equity-accounted investments and other	134	135
Current liabilities
Contract liability	Brookfield	38	35

Financial instrument liabilities	Brookfield Reinsurance	2	2

Due to related parties
Amounts due to	Brookfield(2)	548	541
	Equity-accounted investments and other	22	13
	Brookfield Reinsurance	233	242
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	49	39
		852	835
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	2

Due to related parties
Amounts due to	Brookfield(2)	477	496
	Equity-accounted investments and other	204	209
		681	705

Corporate borrowings	Brookfield Reinsurance	7	8

Non-recourse borrowings	Brookfield Reinsurance and associates	100	101

Other long-term liabilities
Contract liability	Brookfield	682	680

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	$11
(1)Includes receivables of $153 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility
(2)Includes payables of nil (2023: $6 million), $81 million (2023: $81 million), and $308 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at March 31, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $33 million were declared during the three months ended March 31, 2024 (2023: $27 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three months ended March 31, 2024 and 2023.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $7 million (2023: $7 million) on the perpetual subordinated notes during the three months ended March 31, 2024. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during the three months ended March 31, 2024 and 2023.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at March 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the three months ended March 31, 2024, Brookfield Renewable issued 95,018 units (2023: 72,119 units) under the distribution reinvestment plan at a total value of $2 million (2023: $2 million).
During the three months ended March 31, 2024, holders of BEPC exchangeable shares exchanged 2,683 exchangeable shares (2023: 1,742 exchangeable shares) for an equivalent number of LP units amounting to less than $1 million LP units (2023: less than $1 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the three months ended March 31, 2024, there were 1,216,254 LP units (2023: nil) repurchased and cancelled at a total cost of $28 million (2023: nil). An additional 80,000 LP Units were repurchased on March 27, 2024 and March 28, 2024 but were not cancelled until April 1, 2024 and April 2, 2024. During the three months ended March 31, 2024 and 2023, there were nil BEPC exchangeable shares repurchased.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	3,621	3,576	3,234	3,237	$303	$335	$206	$230	$137	$158
Brazil	1,014	1,207	1,008	1,008	59	61	42	45	36	38
Colombia	694	1,010	843	853	79	66	45	48	20	23
	5,329	5,793	5,085	5,098	441	462	293	323	193	219
Wind	2,128	1,677	2,500	1,998	170	142	121	107	87	78
Utility-scale solar	720	484	844	568	93	88	90	69	61	40
Distributed energy & storage	284	233	225	181	52	61	43	45	34	33
Sustainable solutions	—	—	—	—	119	19	35	12	33	11
Corporate	—	—	—	—	—	—	(7)	3	(112)	(106)
Total	8,461	8,187	8,654	7,845	$875	$772	$575	$559	$296	$275
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$441	$462
Other income	8	6
Direct operating costs	(156)	(145)
Adjusted EBITDA	293	323
Interest expense	(94)	(94)
Current income taxes	(6)	(10)
Funds From Operations	$193	$219

Generation (GWh) – LTA	5,085	5,098
Generation (GWh) – actual	5,329	5,793
Average revenue per MWh	74	69
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023	2024	2023	2024	2023
North America
United States	2,454	2,390	$78	$82	$130	$149	$89	$108
Canada	1,167	1,186	71	63	76	81	48	50
	3,621	3,576	76	76	206	230	137	158
Brazil	1,014	1,207	58	51	42	45	36	38
Colombia	694	1,010	88	65	45	48	20	23
Total	5,329	5,793	$74	$69	$293	$323	$193	$219
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $137 million versus $158 million in the prior year as the benefit from higher resources and inflation indexation on our contracted generation was offset by lower average revenue per MWh in the U.S. due primarily to generation mix and the benefit of a commercial initiative realized in the prior year.
Brazil
Funds From Operations at our Brazilian business was $36 million versus $38 million in the prior year as the benefit of higher average revenue per MWh due to inflation indexation and recontracting initiatives and strong generation at LTA levels were offset by lower resources compared to the prior year that benefited from hydrology levels that were well above LTA (20%).
Colombia
Funds From Operations at our Colombian business was $20 million versus $23 million in the prior year as the benefits from higher average revenue per MWh due to inflation indexation on contracted generation and low system wide hydrology was offset by lower generation compared to prior year which benefited from hydrology levels that were well above LTA (18%).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$170	$142
Other income	10	1
Direct operating costs	(59)	(36)
Adjusted EBITDA	121	107
Interest expense	(31)	(26)
Current income taxes	(3)	(3)
Funds From Operations	$87	$78

Generation (GWh) – LTA	2,500	1,998
Generation (GWh) – actual	2,128	1,677
Average revenue per MWh	74	87
Funds From Operations at our wind business were $87 million in 2024 versus $78 million in the prior year as the benefit from newly acquired and commissioned facilities was partially offset by the disposition of non-core assets in 2023 and lower average revenue per MWh due to adjustments to the regulated price earned by our Spanish assets that decrease revenues but has no impact on value given the regulatory construct.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$93	$88
Other income	28	8
Direct operating costs	(31)	(27)
Adjusted EBITDA	90	69
Interest expense	(30)	(27)
Current income taxes	1	(2)
Funds From Operations	$61	$40

Generation (GWh) – LTA	844	568
Generation (GWh) – actual	720	484
Average revenue per MWh	87	138
Funds From Operations at our utility-scale solar business was $61 million versus $40 million in the prior year as the benefit from newly acquired and commissioned facilities and higher generation on a same store basis was partially offset by lower average revenue per MWh due to adjustments to the regulated price earned by our Spanish assets that decrease revenues but has no impact on value given the regulatory construct.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$52	$61
Other income	14	3
Direct operating costs	(23)	(19)
Adjusted EBITDA	43	45
Interest expense	(8)	(11)
Current income taxes	(1)	(1)
Funds From Operations	$34	$33

Generation (GWh) – LTA	225	181
Generation (GWh) – actual	284	233
Funds From Operations at our distributed energy & sustainable solutions business was $34 million versus $33 million in the prior year as the benefit of recent development activities and stronger availability was offset by lower contributions from pumped storage as the prior year benefited from higher pricing volatility.
SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$119	$19
Other income	13	2
Direct operating costs	(97)	(9)
Adjusted EBITDA	35	12
Interest expense	(1)	(1)
Current income taxes	(1)	—
Funds From Operations	$33	$11
Funds From Operations at our sustainable solutions business were $33 million in 2024 versus $11 million in the prior year due to growth and development including our investment in Westinghouse and commercial initiatives.
CORPORATE
The following table presents our results for Corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Other income	$4	$12
Direct operating costs	(11)	(9)
Adjusted EBITDA	(7)	3
Management service costs	(45)	(57)
Interest expense	(35)	(28)
Distributions(1)	(25)	(24)
Funds From Operations	$(112)	$(106)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$93	$1	$28	$9	$(61)	$(28)	$(6)	$(106)	$(70)
Add back or deduct the following:
Depreciation	104	20	37	210	96	31	4	—	502
Deferred income tax (recovery) expense	(2)	—	4	(6)	(1)	(3)	—	(6)	(14)
Foreign exchange and financial instrument loss (gain)	(48)	3	11	(75)	7	8	(23)	(3)	(120)
Other(1)	(45)	4	(6)	(29)	(21)	(24)	10	16	(95)
Management service costs	—	—	—	—	—	—	—	45	45
Interest expense	84	17	97	111	85	32	3	47	476
Current income tax expense	1	2	15	9	—	1	—	—	28
Amount attributable to equity accounted investments and non-controlling interests(2)	19	(5)	(141)	(108)	(15)	26	47	—	(177)
Adjusted EBITDA attributable to Unitholders	$206	$42	$45	$121	$90	$43	$35	$(7)	$575
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$161	$10	$67	$29	$(48)	$26	$27	$(95)	$177
Add back or deduct the following:
Depreciation	103	23	28	150	82	29	14	—	429
Deferred income tax expense (recovery)	23	—	2	—	(1)	(14)	1	(30)	(19)
Foreign exchange and financial instrument loss (gain)	(93)	(1)	—	(40)	2	(10)	1	(5)	(146)
Other(1)	19	4	2	5	12	16	(13)	29	74
Management service costs	—	—	—	—	—	—	—	57	57
Interest expense	92	12	79	62	65	23	11	50	394
Current income tax expense	1	2	31	4	5	—	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(2)	(76)	(5)	(161)	(103)	(48)	(25)	(29)	(3)	(450)
Adjusted EBITDA attributable to Unitholders	$230	$45	$48	$107	$69	$45	$12	$3	$559
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS)	2024	2023
Net income (loss)	$(70)	$177
Add back or deduct the following:
Depreciation	502	429
Deferred income tax expense (recovery)	(14)	(19)
Foreign exchange and financial instruments gain	(120)	(146)
Other(1)	(95)	74
Amount attributable to equity accounted investments and non-controlling interest(2)	93	(240)
Funds From Operations	$296	$275
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended March 31:

	2024	2023
Basic loss per LP unit(1)	$(0.23)	$(0.09)
Depreciation	0.38	0.37
Foreign exchange and financial instruments (gain) loss	(0.06)	(0.07)
Deferred income tax recovery	(0.03)	—
Other(2)	0.39	0.22
Funds From Operations per Unit(3)	$0.45	$0.43
(1)During the three months ended March 31, 2024, on average there were 286.8 million LP units outstanding (2023: 275.4 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(3)Average units outstanding, for the three months ended March 31, 2024, were 664.9 million (2023: 646.0 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow on the increasing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because renewables are the cheapest form of bulk electricity generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 80%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	Balance of 2024	2025	2026	2027	2028
Hydroelectric
North America
United States(1)	5,275	6,610	5,630	5,347	4,721
Canada	2,746	3,620	3,620	3,620	3,620
	8,021	10,230	9,250	8,967	8,341
Wind	6,011	8,193	8,097	7,795	7,657
Utility-scale solar	3,198	4,084	4,080	4,066	4,026
Distributed energy & storage	822	1,027	1,017	999	986
Sustainable solutions	35	47	44	44	43
Contracted on a proportionate basis	18,087	23,581	22,488	21,871	21,053
Uncontracted on a proportionate basis	2,173	3,519	4,612	5,229	6,047
Long-term average on a proportionate basis	20,260	27,100	27,100	27,100	27,100
Non-controlling interests	33,684	45,013	45,013	45,013	45,013
Total long-term average	53,944	72,113	72,113	72,113	72,113
Contracted generation as a % of total generation on a proportionate basis	89%	87%	83%	81%	78%
Price per MWh – total generation on a proportionate basis	$78	$78	$80	$81	$83
(1)Includes generation of 1,093 GWh for 2024, 1,307 GWh for 2025, and 948 GWh for 2026, 643 GWh for 2027, and 19 GWh for 2028 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 14 years in North America, 14 years in Europe, 9 years in Brazil, 5 years in Colombia, and 14 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (35%), distribution companies (23%), commercial & industrial users (30%) and Brookfield (11%).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2024	December 31, 2023	March 31, 2024	December 31, 2023
Commercial paper(1)	658	183	658	183
Debt
Medium term notes(2)	2,899	2,660	2,899	2,660
Non-recourse borrowings(3)	—	—	25,736	27,020
	2,899	2,660	28,635	29,680
Deferred income tax liabilities, net(4)	—	—	6,860	6,930
Equity
Non-controlling interest	—	—	18,669	18,863
Preferred equity	570	583	570	583
Perpetual subordinated notes	738	592	738	592
Preferred limited partners' equity(6)	634	760	634	760
Unitholders' equity	8,636	9,181	8,636	9,181
Total capitalization	$13,477	$13,776	$64,742	$66,589
Debt-to-total capitalization	22%	19%	44%	45%
Debt-to-total capitalization (market value)(5)	14%	12%	40%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $12 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,159 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $147 million (2023: $140 million) of deferred financing fees and $10 million (2023: $11 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.
(6)Preferred limited partners' equity as at March 31, 2024 is adjusted to reflect the redemption of C$175 million Series 15 Preferred Units that was completed on April 30, 2024.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	March 31, 2024	December 31, 2023
Brookfield Renewable's share of cash and cash equivalents	$694	$567
Investments in marketable securities	296	309
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	(150)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(317)	(307)
Available portion of corporate credit facilities	2,408	2,403
Available portion of subsidiary credit facilities on a proportionate basis	1,039	842
Available liquidity	$4,437	$4,121
(1)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2024			December 31, 2023
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(1)	Interest rate (%)(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	N/A	4	—	N/A	5	—
Commercial paper	5.9	<1	$658	6.0	<1	$183
Medium term notes	4.4	12	2,899	4.3	10	2,660
Proportionate non-recourse borrowings(2)
Hydroelectric	5.9	12	5,116	6.0	12	5,215
Wind	5.0	9	2,384	5.0	9	2,408
Utility-scale solar	5.0	13	2,581	5.1	13	2,596
Distributed energy & storage	4.4	8	943	4.5	8	917
Sustainable solutions	7.2	7	395	6.6	7	391
	5.4	12	11,419	5.4	12	11,527
			14,976			14,370
Proportionate unamortized financing fees, net of unamortized premiums			(93)			(88)
			14,883			14,282
Equity-accounted borrowings			(1,001)			(991)
Non-controlling interests and other(3)			15,242			16,411
As per IFRS Statements			$29,124			$29,702
(1)Includes cash yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liability.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2024:

(MILLIONS)	Balance of 2024	2025	2026	2027	2028	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$295	$—	$369	$—	$2,235	$2,899

Non-recourse borrowings(3)
Hydroelectric	24	383	307	170	184	1,303	2,371
Wind	76	84	73	1	186	298	718
Utility-scale solar	2	38	42	1	172	288	543
Distributed energy & storage	3	168	—	40	179	109	499
Sustainable solutions	1	3	3	2	12	334	355
	106	676	425	214	733	2,332	4,486
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	126	162	178	152	173	1,954	2,745
Wind	154	179	168	165	145	855	1,666
Utility-scale solar	145	162	138	153	149	1,291	2,038
Distributed energy & storage	33	37	36	26	26	286	444
Sustainable solutions	3	5	5	5	5	17	40
	461	545	525	501	498	4,403	6,933
Total	$567	$1,516	$950	$1,084	$1,231	$8,970	$14,318
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $12 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Includes adjustments for project-level refinancing subsequent to March 31, 2024.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2028 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2024	2023
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$391	$480
Changes in due to or from related parties	58	32
Net change in working capital balances	(125)	151
Operating activities	324	663
Financing activities	821	640
Investing activities	(835)	(1,176)
Foreign exchange gain (loss) on cash	(17)	14
Increase in cash and cash equivalents	$293	$141
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three months ended March 31, 2024 totaled $391 million and $480 million in 2023, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $821 million for the three months ended March 31, 2024. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth as discussed below allowed us to generate net proceeds of $1,257 million for the three months ended March 31, 2024 from corporate and non-recourse financings including the issuance of C$400 million ($297 million) of medium term notes and the issuance of $150 million perpetual green subordinated notes, net inflows from related parties, and capital contributions from participating non-controlling interests.
Distributions paid during the three months ended March 31, 2024 to Unitholders were $260 million (2023: $243 million). We increased our distributions to $1.42 per LP unit in 2024 on an annualized basis (2023: $1.35), representing a 5.2% increase per LP unit, which took effect in the first quarter of 2024. The distributions paid during the three months ended March 31, 2024, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries totaled $132 million (2023: $142 million).
Capital repaid to participating non-controlling interests during the three months ended March 31, 2024 totaled $16 million (2023: nil). Redemption and repurchase of equity instruments during the three months ended March 31, 2024 totaled $28 million (2023: nil).
Cash flows provided by financing activities totaled $640 million for the three months ended March 31, 2023. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth and generate $31 million of net proceeds from corporate, non-recourse financings and related party borrowings for the three months ended March 31, 2023, including the issuance of C$400 million ($293 million) of medium term notes.
Investing Activities
Cash flows used in investing activities totaled $835 million for the three months ended March 31, 2024. During the quarter, we invested $11 million into growth including investments to increase our ownership in a leading commercial and industrial renewable development platform. Our continued investment in our property, plant and equipment, including the construction and development of approximately 3,550 MW of wind, solar, distributed generation, and storage development projects in the U.S., 660 MW of wind and solar development projects in Brazil, and 1,030 MW of wind and solar development assets in India totaled $840 million for the three months ended March 31, 2024.
Cash flows used in investing activities totaled $1,176 million for the three months ended March 31, 2023. During the quarter, we invested $626 million into growth, including an initial investment in the form of convertible securities in a leading renewable platform in India with 11,000 megawatts of operating and development assets and a 136 MW portfolio

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

of operating wind assets in Brazil. Our continued investment in our property, plant and equipment, including the construction of over 200 MW of our utility-scale solar facility in Brazil and 100 MW of wind assets in China, as well as the continued advancement of over 100 MW of distributed energy portfolio in the United States and 400 MW of wind assets in Brazil and United States was $572 million for the three months ended March 31, 2023.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	March 31, 2024	December 31, 2023
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	24,400,000	24,400,000
Issuance	6,000,000	—
Balance, end of period	30,400,000	24,400,000
Preferred Units(2)	38,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares(3)
Balance, beginning of year	179,651,526	172,218,098
Issuance	—	7,441,893
Exchanged for BEP LP units	(2,683)	(8,465)
Balance, end of period	179,648,843	179,651,526
LP units
Balance, beginning of year	287,164,340	275,358,750
Issuance	—	13,348,270
Repurchase of LP units for cancellation	(1,216,254)	(1,856,044)
Distribution reinvestment plan	95,018	304,899
Issued in exchange for BEPC exchangeable shares	2,683	8,465
Balance, end of period	286,045,787	287,164,340
Total LP units on a fully-exchanged basis(4)	660,182,569	661,303,805
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)The 2024 Canadian federal budget included potential changes to the tax rules relating to mutual fund corporations including BEPC. We are aware of the potential changes and are continuing to consider them, but we currently do not expect them to materially impact our business or holders of BEPC exchangeable shares.
(4)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three months ended March 31:

	Three months ended March 31, 2024
	Declared		Paid
(MILLIONS)	2024	2023	2024	2023
Class A Preference Shares	$7	$7	$7	$7
Perpetual Subordinated Notes	7	7	7	7
Class A Preferred LP units	11	10	11	10
Participating non-controlling interests – in operating subsidiaries	107	158	107	118
GP interest and incentive distributions	34	28	33	28
Redeemable/Exchangeable partnership units	70	67	69	66
BEPC Exchangeable shares	65	58	64	58
LP units	103	97	94	91
CONTRACTUAL OBLIGATIONS
Please see Note 16 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended March 31
(MILLIONS)	2024	2023
Revenues(1)	$—	$—
Gross profit	—	—
Dividend income from non-guarantor subsidiaries	18	18
Net income	(32)	(12)
(1)Brookfield Renewable's total revenues for the three months ended March 31, 2024 were $1,492 million (2023: $1,331 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

(MILLIONS)	March 31, 2024	December 31, 2023
Current assets(1)	$811	$776
Total assets(2)(3)	2,304	2,521
Current liabilities(4)	8,771	8,399
Total liabilities(4)	8,825	8,455
(1)Amount due from non-guarantor subsidiaries was $798 million (2023: $767 million).
(2)Brookfield Renewable's total assets as at March 31, 2024 and December 31, 2023 were $75,110 million and $76,128 million.
(3)Amount due from non-guarantor subsidiaries was $2,196 million (2023: $2,421 million).
(4)Amount due to non-guarantor subsidiaries was $7,945 million (2023: $8,045 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2024, letters of credit issued amounted to $2,673 million (2023: $2,126 million).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2024	2023				2022
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	22,514	22,641	16,800	18,622	17,636	17,692	15,097	16,280
Total Generation (GWh) – actual	20,300	17,006	15,870	17,798	18,875	16,450	14,906	16,488
Proportionate Generation (GWh) – LTA	8,653	8,512	7,112	8,403	7,899	7,655	6,905	8,152
Proportionate Generation (GWh) – actual	8,461	7,151	6,533	7,543	8,243	6,826	6,440	7,978
Revenues	$1,492	$1,323	$1,179	$1,205	$1,331	$1,196	$1,105	$1,274
Net income (loss) attributable to Unitholders	(120)	35	(64)	(39)	(32)	(82)	(136)	1
Basic loss per LP unit	(0.23)	0.01	(0.14)	(0.10)	(0.09)	(0.16)	(0.25)	(0.03)
Funds From Operations	296	255	253	312	275	225	243	294
Funds From Operations per Unit	0.45	0.38	0.38	0.48	0.43	0.35	0.38	0.46
Distribution per LP Unit	0.36	0.34	0.34	0.34	0.34	0.32	0.32	0.32

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
Brookfield Renewable operates in countries which have enacted new legislation to implement the global minimum top-up tax. Brookfield Renewable has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the three months ended March 31, 2024. The Canadian legislation is not yet substantively enacted and if enacted in its current form, will be effective from January 1, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the Brookfield Renewable.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable noted no impact for the three months ended March 31, 2024.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18). IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Limited Partnership units for C$175 million.
Subsequent to the quarter, Brookfield Renewable repurchased 920,000 LP units on the Toronto Stock Exchange at a total cost of $20 million.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed to the sale of a 60 MW battery development project in the U.S. for proceeds of approximately $116 million ($33 million net to Brookfield Renewable ).

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2023 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, and power transformation), and 6) corporate – with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil).This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation)on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; increased regulation of and third party opposition to our nuclear services business’s customers and operations; failure of the nuclear power industry to expand ;insufficient indemnification for our nuclear services business; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; health, safety, security and environmental risks; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation of economic interest from control within our organizational structure; the separation of economic interest from control within our organizational structure; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

Provider under our arrangements with them; Brookfield’s relationship with Oaktree; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us; our reliance on subsidiaries to provide funds to pay distributions; changes in tax law and practice; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; health, safety, security and environmental risks; force majeure events; foreign currency risk associated with BEP’s distributions; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; increased regulation of our operations; we are not subject to the same disclosure requirements as a U.S. domestic issuer; changes in our credit ratings; new regulatory initiatives related to sustainability and ESG; human rights impacts of our business activities; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 4 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management’s Discussion and Analysis	March 31, 2024

Brookfield Renewable Partners L.P.

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